SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Closing price:

NETC4: R$ 29.30/share (BM&FBOVESPA)

NETC: US$ 13.04/ADR (Nasdaq)

Total number of shares: 342.963.601

Market Value: R$ 10.05 billion

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 3Q13

São Paulo, October 24, 2013 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), cable operator in Brazil, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”), Voice, in association with Embratel (“NET Fone via Embratel”), mobile phone, in association with Claro (“Combo Multi”) and Video on Demand services (“Now”), announces today its results for the third quarter ended September 30, 2013 (“3Q13”).

Net Serviços de Comunicação S.A.
Consolidated income Statements		3Q13	3Q12	Δ %	9M13	9M12	Δ %
(R$ thousands)
Net revenues		2,471,408	2,029,153	21.8	7,082,359	5,794,932	22.2
Operating costs		(1,224,228)	(998,453)	22.6	(3,583,897)	(2,856,344)	25.5
Selling, general and administrative expenses		(569,784)	(471,872)	20.7	(1,578,868)	(1,350,505)	16.9
EBITDA	(a)	677,396	558,828	21.2	1,919,594	1,588,083	20.9
EBITDA margin		27.4%	27.5%		27.1%	27.4%
Depreciation and amortization		(501,853)	(326,946)	53.5	(1,240,522)	(942,587)	31.6
Net exchange and monetary variation		(19,699)	(18,218)	8.1	(144,522)	(104,932)	37.7
Finance expenses		(110,245)	(68,540)	60.8	(277,474)	(239,820)	15.7
Finance income		26,242	19,425	35.1	62,583	83,419	25.0)
Income before tax		71,841	164,549	(56.3)	319,659	384,163	16.8
Income Tax		(26,367)	(56,531)	(53.4)	(117,323)	(131,980)	(11.1)
Net income		45,474	108,018	(57.9)	202,336	252,183	(19.8)

(a)         EBITDA does not represent an accounting item or generation of cash flow for the periods in question, and should not be considered an isolated indicator of operating performance. Besides, companies can do specific interpretations and, the definition of EBITDA may not be comparable with the calculation of EBITDA by other companies. O EBITDA disclosed by Net was calculated in accordance with CVM Instruction 527/12.

Net Revenue increased 21.8%, totaling R$2,471,408  thousand in the 3Q13  compared to R$2,029,153 thousand in the 3Q12, mainly driven by the expansion of the subscriber base.

EBITDA (earnings before interest, income taxes including Social Contribution on net income, depreciation and amortization) totaled R$677,396 thousand in the 3Q13 compared to R$558,828 thousand in the 3Q12, therefore an increase of 21.2%.

The Company recorded in the 3Q13  Net Income of R$45,474 thousand.

Net Serviços de Comunicação S.A.
Consolidated Balance sheet
(R$ thousands)
	3Q13	3Q12		3Q13	3Q12
Assets			Liabilities
Total current assets	1,490,948	1,232,070	Total current liabilities	4,196,420	2,212,387
Total non-current assets	10,906,686	8,367,263	Total non-current liabilities	2,442,314	2,946,924
			Stockholders’ equity	5,758,900	4,440,022
Total Assets	12,397,634	9,599,333	Total Liabilities and Stockholders’ Equity	12,397,634	9,599,333

1

Business Development

In September 2013, the Company launched the Combo Multi, a complete and convergent telecommunications services, including cable TV in high definition, broadband, fixed telephony and mobile telephony. The plans have attractive prices and bring numerous benefits to customers, especially the offering of unlimited calls of Net Fone to fixed lines of any other operator, between Claro's mobile terminals as well as between NET Fone and Claro's mobiles.

Corporate Restructuring

On August 30, 2013, the Company merged GB Empreendimentos e Participações S.A. ("GB"), a company formerly controlled by Embrapar and until then, the parent company of the Company, in order to simplify the organizational structure of its investments, leverage synergies, reduce operating costs and other benefits.

;

Considering that the equity of GB consisted exclusively of investment in the Company, the merger of GB by the Company did not result in a capital increase. Consequently the participation that Embrapar and its subsidiary Embratel held indirectly in the Company through the GB, now is directly held, simplifying the structure of the corporate group.

As the result of the merger, has been recorded in the Company’s equity, a special goodwill reserve of R$975,023 thousand, representing a tax credit to be used in the coming years.

Unified offer to purchase shares of the Company

On October 15, 2013, the Management of the Company voted in favor of acceptance of the Unified Public Offering for the acquisition of common and preferred shares issued by the Company, including the shares underlying the American Depositary Shares ("ADS") and shares traded on LATIBEX, to be launched by its controlling shareholders, Embrapar and Embratel (together, the "Offerors"), for transfer of control and discontinuity, by NET, of the differentiated corporate governance practices of Level 2 ("IPO" or "Offering" .)

The Notice of the IPO released by the Bidders in October 17, 2013, establishes the acquisition price of R$29.02 ("Purchase Price"), corresponding to the price per share of the Company of R$26.64, as disclosed by Embrapar by Material Fact on June 7, 2012 (the “Base Purchase Price"), adjusted by the variation in the Interbank Deposit Certificate rate ("CDI") between June 8, 2012 and August 19, 2013. The Purchase Price to be paid for each share shall be adjusted by the CDI between August 19, 2013 and the date of the auction, which will take place on November 27, 2013, in the trading system of the Bovespa Segment of the BM&FBOVESPA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 24, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.